October 23, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin Dougherty

Re:	Sunshine Silver Mining & Refining Corporation (the “Company”) Registration Statement on Form S-1 Registration No. 333-249224

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 27, 2020 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell of Davis Polk & Wardwell LLP at (212) 450-4674 with any questions or comments with respect to this letter.

Sincerely,

Sunshine Silver Mining & Refining Corporation

By:	/s/ Roger Johnson
	Name:	Roger Johnson
	Title:	Chief Financial Officer